Exhibit 99.1

ASX Release

IMMUTEP COMPLETES A$6M ENTITLEMENT OFFER

SYDNEY, AUSTRALIA – August 6, 2019 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”) is pleased to announce the completion of its fully underwritten pro rata non-renounceable entitlement offer (“Entitlement Offer”) of new fully paid ordinary shares in Immutep (“New Shares”) which closed at 5.00pm AEST on Tuesday, 30 July 2019. The Entitlement Offer allowed eligible shareholders the opportunity to subscribe for one New Share for every 11.8 existing Immutep shares held as at the record date.

Applications from eligible retail shareholders under the Entitlement Offer (including applications for additional New Shares in the shortfall facility, up to A$20,000) totalled 129,580,499 New Shares at A$0.021 per New Share.

In accordance with the underwriting agreement between Immutep and an Australian underwriter, the underwriter subscribed for 157,588,849 New Shares under the shortfall.

The A$6 million raised under the fully underwritten Entitlement Offer together with the A$4 million placement to institutional investors announced on Tuesday, 9 July 2019, brings the total capital raised to A$10.0 million and is expected to extend the Company’s cash runway to the end of calendar year 2020.

These funds will be used by the Company to drive the development of its immuno-oncology and autoimmune programs and to pursue regulatory pathways for its lead product candidate, eftilagimod alpha.

The Entitlement Offer included management team and director participation from Immutep.

The New Shares issued under the Entitlement Offer were issued today and rank equally with existing Immutep shares on issue. Trading in the New Shares is expected to commence on ASX on a normal settlement basis tomorrow on Wednesday, 7 August 2019.

ENDS

About Immutep

Immutep is a globally active biotechnology company that is a leader in the development of immunotherapeutic products for the treatment of cancer and autoimmune disease. Immutep is dedicated to leveraging its technology and expertise to bring innovative treatment options to market for patients and to maximize value to shareholders. Immutep is listed on the Australian Securities Exchange (IMM), and on the NASDAQ (IMMP) in the United States.

Immutep’s current lead product candidate is eftilagimod alpha (“efti” or “IMP321”), a soluble LAG-3Ig fusion protein based on the LAG-3 immune control mechanism. This mechanism plays a vital role in the regulation of the T cell immune response. Efti is currently in a Phase IIb clinical trial as a chemoimmunotherapy for metastatic breast cancer termed AIPAC; a Phase II clinical trial being conducted in collaboration with Merck & Co., Inc., Kenilworth, NJ, USA (known as “MSD” outside the United States and Canada) referred to as TACTI-002 (Two ACTive Immunotherapies) to evaluate a combination of efti with KEYTRUDA® (pembrolizumab) in several different solid tumours (clinicaltrials.gov identifier

NCT03625323); a Phase I clinical trial being conducted in collaboration with Merck KGaA, Darmstadt, Germany and Pfizer Inc. referred to as INSIGHT-004 to evaluate a combination of efti with avelumab (clinical trials.gov identifier NCT03252938); and a Phase I combination therapy trial in metastatic melanoma termed TACTI-mel (clinicaltrials.gov identifier NCT02676869).

Further information can be found on the Company’s website www.immutep.com or by contacting:

Australian Investors/Media:

Matthew Gregorowski, Citadel-MAGNUS

+61 2 8234 0105; mgregorowski@citadelmagnus.com

U.S. Investors:

Jay Campbell, Chief Business Officer, Immutep Limited

+1 (917) 860-9404; jay.campbell@immutep.com

This announcement does not constitute an offer to sell, or the solicitation of an offer to buy, any securities in the United States. The securities issued under the Entitlement Offer have not been registered under the US Securities Act of 1933 and may not be offered or sold in the United States or to US Persons (as defined in Rule 902(k) under the US Securities Act) except in transactions registered under the US Securities Act or pursuant to an exemption from, or in transactions not subject to, the registration requirements of the US Securities Act of 1933 and any applicable US state securities laws

This announcement may include forward-looking statements. These forward-looking statements are based on Immutep’s expectations and beliefs concerning future events. Forward looking statements are necessarily subject to risks, uncertainties and other factors, many of which are outside the control of Immutep, which could cause actual results to differ materially from such statements. Immutep makes no undertaking to subsequently update or revise the forward-looking statements made in this announcement, to reflect the circumstances or events after the date of this announcement.